SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

THE FRESH MARKET, INC.
(Name of Subject Company)

THE FRESH MARKET, INC.
(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

35804H106
(CUSIP Number of Class of Securities)

Scott Duggan
General Counsel
The Fresh Market, Inc.
628 Green Valley Road, Suite 500
Greensboro, NC 27408
(336) 272-1338
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Damien R. Zoubek, Esq.
O. Keith Hallam III, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 8th Avenue
New York, New York 10019
(212) 474-1000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following communications related to the proposed acquisition of The Fresh Market, Inc., a Delaware corporation (the “Company” or “The Fresh Market”), by Pomegranate Holding, Inc., a Delaware corporation (“Parent”), and Pomegranate Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), pursuant to the terms of the Agreement and Plan of Merger dated March 11, 2016 (the “Merger Agreement”), among the Company, Merger Sub and Parent.

●	Exhibit 99.1:	Transcript of video presentation by Rick Anicetti occurring on March 16, 2016

Important Information

The tender offer for the outstanding shares of The Fresh Market has not yet commenced.  This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for the tender offer materials that Merger Sub will file with the U.S. Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer. At the time the tender offer is commenced, Merger Sub will file tender offer materials on Schedule TO, and The Fresh Market thereafter will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. HOLDERS OF SHARES OF THE FRESH MARKET ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF THE FRESH MARKET SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES.

The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of The Fresh Market at no expense to them.  The tender offer materials, the Solicitation/Recommendation Statement and other related documents (when available) will be made available for free at the SEC’s web site at www.sec.gov.  Investors and securityholders may obtain a free copy of the Solicitation/Recommendation Statement and other related documents (when available) that The Fresh Market files with the SEC, free of charge, from The Fresh Market at ir.thefreshmarket.com or by directing a request to Investor Relations, at 336-615-8065 or investorrelations@thefreshmarket.com.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements in addition to historical information. The Fresh Market uses words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “looking forward,” “may,” “plan,” “potential,” “project,” “should,” “target,” “will” and “would” or any variations of these words or other words with similar meanings to identify such forward-looking statements. All statements that address activities, events or developments that The Fresh Market intends, expects or believes may occur in the future are forward-looking statements. These forward-looking statements may relate to such matters as The Fresh Market’s industry, business strategy, goals and expectations concerning The Fresh Market’s market position, future operations, future performance or results, margins, profitability, capital expenditures, liquidity and capital resources, interest rates and other financial and operating information and the outcome of contingencies such as legal and administrative proceedings.  The following are some of the factors that could cause actual future results to differ materially from those expressed in any forward-looking statements: (i) uncertainties as to the timing of the proposed transaction; (ii) the risk that the proposed transaction may not be completed in a timely manner or at all; (iii) uncertainties as to the percentage of The Fresh Market’s stockholders that will support the proposed transaction and tender their shares in the offer; (iv) the possibility that competing offers or acquisition proposals for The Fresh Market will be made; (v) the possibility that any or all of the various conditions to the consummation of the proposed transaction may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances which would require The Fresh Market to pay a termination fee or other expenses; (vii) risks regarding the failure to obtain the necessary financing to complete the proposed transaction; (viii) risks related to the debt financing arrangements entered into in connection with the proposed transaction; (ix) the effect of the announcement or pendency of the proposed transaction on The Fresh Market’s ability to retain and hire key personnel, its ability to maintain relationships with its customers, suppliers and others with whom it does business, or its operating results and business generally; (x) risks related to diverting management’s attention from The Fresh Market’s ongoing business operations; (xi) the risk that stockholder litigation in connection with the proposed transaction may result in significant costs of defense, indemnification and liability and (xii) other factors as set forth from time to time in The Fresh Market’s filings with the SEC, including its Form 10-K for the fiscal year ended January 25, 2015 and any subsequent Form 10-Qs.  Any forward-looking statement made by The Fresh Market in this communication speaks only as of the date hereof. Factors or events that could affect the proposed transaction or cause The Fresh Market’s actual results to differ may emerge from time to time, and it is not possible for The Fresh Market to predict all of them. The Fresh Market undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.